Exhibit 4.36

This is an English Translation

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (“Settlement Agreement”) is entered into between Vimicro Corporation (hereinafter the “Creditor”), and Qingdao Vimicro Corporation (hereinafter the “Debtor”) on April 26, 2013.

Creditor and Debtor individually shall be referred as “Party” and collectively shall be referred as “Parties.”

RECITALS

A.            On December 26, 2011, the Debtor and the Creditor entered into the Assets Transfer Agreement (referred to herein as the “Master Agreement”);

B.            The Debtor failed to perform certain payment obligations under the Master Agreement as of the date of this Settlement Agreement;

C.            The Parties desire to enter into this Settlement Agreement upon the terms and conditions set forth herein.

AGREEMENT

The Parties hereto agree as follows:

1.                                      Confirmation

The Creditor and Debtor acknowledge that the current outstanding debt for which the Debtor is obliged to repay the Creditor under the Master Agreement is US$4.1 million (the “Debt”). It is mutually agreed that (i) the Debtor shall duly repay US$1.5 million under the Debt in cash in no event later than five (5) business days after the execution of this Settlement Agreement and before the date the Creditor files it’s annual report on Form 20-F to the Securities and Exchange Commission (the “First Payment”), (ii) the Debtor shall repay US$1.4 million under the Debt in cash in no event later than June 30, 2013 (the “Second Payment”), and (iii) the Creditor shall release and discharge the Debtor from the remaining amount of US$1.2 million owed to the Creditor under the Debt.

Upon receiving the First Payment and the Second Payment, (collectively, the “Settlement Proceeds”), the Creditor shall release and discharge the Debtor from any and all past, present or future claims, demands, obligations, actions, causes of action, rights, damages, costs, loss of services, expenses and compensation which the Creditor now has, or which may hereafter incur, accrue or otherwise be acquired by Creditor, on account of, or in any way arising from the Master Agreement.

This Settlement Agreement shall be binding upon the Creditor, Debtor, and their successors and assignees.

2.                                      Attorneys’ Fees

In any action of any kind relating to this Settlement Agreement, the prevailing Party shall be entitled to collect reasonable attorneys’ fees and costs from the non-prevailing Party in addition to any other recovery to which the prevailing Party is entitled.

3.                                      Representations, Warranties and Covenants of the Debtor

The Debtor shall follow the principle of good faith and before full repayment of the Settlement Proceeds: 1) the Debtor shall make its best efforts to ensure the legitimacy of its assets and the normal operation of its business; 2) the Debtor shall make its best efforts to maintain the value of its assets (except as impacted by market factors); 3) without the consent of the Creditor, the Debtor shall not dispose or transfer its significant assets or significant receivables at a low price which would adversely affect the interest of the Creditor; 4) the Debtor shall not cause the occurrence of any corporate actions that would substantially affect its ability to perform its payment obligations under this Settlement Agreement; and 5) the Debtor shall notify the Creditor in the event that it has a plan to merge, divide, change the company’s form, dissolve or make a significant investment.

4.                                      Waiver.

Failure of either Party at any time to require performance of any provision of this Settlement Agreement shall not limit such Party’s right to enforce the provision, nor shall any waiver of any breach of any provision be a waiver of any succeeding breach of any provision or a waiver of the provision itself for any other provision.

5.                                      Assignment.

Except as otherwise provided within this Settlement Agreement, neither Party hereto may transfer or assign this Settlement Agreement without prior written consent of the other Party.

6.                                      Titles and Captions.

All article, section and paragraph titles or captions contained in this Settlement Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Settlement Agreement.

7.                                      Settlement of Disputes

(1)                        Should a dispute arise between the Parties in connection with the interpretation or performance of this Settlement Agreement, they shall attempt to resolve such dispute through friendly consultations. If the dispute cannot be resolved within thirty (30) days after the commencement of such consultations, or such longer period as may be agreed upon by the Parties, then either Party may submit it to the China International Economic and Trade Commission in Beijing for arbitration in accordance with its current effective arbitration rules. The arbitration site shall be Beijing and the language shall be Chinese. The arbitration award shall be final and binding to both Parties. This provision shall not be affected by the termination or discharge of this Settlement Agreement.

(2)                        During arbitration, the Parties shall, in good faith, continue to implement those parts of this Settlement Agreement unrelated to such arbitration.

8.                                      Entire Agreement.

This Settlement Agreement contains the entire understanding between and among the Parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Settlement Agreement.

9.                                      Agreement Binding.

This Settlement Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the Parties hereto.

10.                               Further Action.

The Parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Settlement Agreement.

11.                               Severability

If any provision of this Settlement Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Settlement Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

12.                               Governing Law

The validity, formation, and performance of this Settlement Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China.

IN WITNESS WHEREOF, this Settlement Agreement has been made in duplicate, each of the Parties caused this Settlement Agreement to be executed by a duly authorized officer or agent as of the date first above written, and the Parties hereto shall each keep one original copy of the Settlement Agreement.

Vimicro Corporation	Qingdao Vimicro Corporation

Seal: [Company Seal Affixed]	Seal: [Company Seal Affixed]

Date:	Date: